LIBERTY CAPITAL INVESTMENT CORPORATION
Annual Audited Report
December 31, 2021

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42051

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LIBERTY CAPITAL INVESTMENT CORPORATION**

TYPE OF REGISTRANT (check all applicable boxes):
[✔] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1800 SW FIRST AVENUE, SUITE 150
(No. and Street)

PORTLAND   **OREGON**   97201-5333
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
GARY F PURPURA (503) 225-9393
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
DUANE LIEBSWAGER, CPA, PC
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
15405 SW 116TH AVENUE, STE 112 KING CITY, OREGON 97224			

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GARY F PURPURA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __LIBERTY CAPITAL INVESTMENT CORPORATION_____, as of __DECEMBER 31_____, 20__21__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
Andréa Bevin Clark Webber
NOTARY PUBLIC - OREGON
COMMISSION NO. 1018535
MY COMMISSION EXPIRES November 4, 2025

Signature: _____

Title: __PRESIDENT_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street		City		State		Zip Code	
15405 SW 116TH AVENUE, SUITE 112	71	PORTLAND	72	OREGON	73	97224	74

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Liberty Capital Investment Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2021, and the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Capital Investment Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. My responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager

Duane Liebswager C.P.A., PC
Certified Public Accountant

I have served as Liberty Capital Investment Corporation's auditor since 2009

Portland, Oregon

March 21, 2022

FINANCIAL STATEMENTS

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

	2021
ASSETS	
Cash and cash equivalents	$73,171
Receivables from broker dealers	81,926
Receivables – Other	5,279
Inventory positions at clearing Corporation	417,900
Deposits with clearing organizations	25,331
Furniture, equipment at cost – net of accumulated depreciation of $24,721	3,911
Prepaid expenses	30,820
TOTAL ASSETS	$638,338
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$139,538
Deferred income taxes	29,900
TOTAL LIABILITIES	169,438
STOCKHOLDERS' EQUITY	
Common stock, no par value 7,450 shares issued	22,333
Additional paid-in capital	10,116
Retained earnings	436,451
Total stockholders' equity	468,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$638,338

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2021

	2021
REVENUE	
Commissions	$225,898
Sale of investment company shares	302,915
Dividends and interest	12,089
Fee income	393,229
Other	54,123
Gains (losses) on securities	57,104
Total revenue	1,045,358
EXPENSES	
Employee compensation and taxes	768,107
Commissions and floor brokerage	66,486
Regulatory fees and assessments	2,939
Communications	5,003
Occupancy and equipment rents	65,132
Professional fees	34,415
Other expenses	50,047
Depreciation	1,497
Total expenses	993,626
NET INCOME BEFORE INCOME TAXES	51,732
INCOME TAXES	(19,914)
NET INCOME	$31,818

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2021

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2020	7,350	$16,564	$10,116	$404,633	$431,313
New issued shares	100	5,769			5,769
Net Income for the year				31,818	31,818
Balance at December 31, 2021	7,450	$22,333	$10,116	$436,451	$468,900

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$31,818
Adjustments to reconcile net income to cash used in operating activities	
Depreciation	1,497
Gains and Losses on Securities	(12,088)
Change in Securities Held for Sale	(57,105)
Change in Deferred Taxes	13,450
Change in operating assets and liabilities	
Change in Receivables	(5,009)
Change in Prepaid Expenses	(9,675)
Change in Accounts Payable and Accrued Liabilities	67,336
Net cash used by operating activities	30,224
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,941)
Net cash used by investing activities	(1,941)
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of company stock	5,769
Net cash used in financing activities	5,769
Net decrease in cash and cash equivalents	34,052
Cash and cash equivalents at beginning of year	39,119
Cash and cash equivalents at end of year	$73,171

Amounts paid for Federal and State Taxes: $6,464

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through March 21, 2022, the date of which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Fees received prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021 the Company had $61,990 as contract liabilities.

Investments

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management makes estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C – INVENTORY POSITION AT CLEARING CORPORATION

Marketable securities owned at December 31, 2021, consist of investment securities at quoted market values.

Readily marketable (allowable):	Market Value	Cost	Unrealized
Corporate stocks and bonds	$321,275	$221,284	$99,991
Bank insured deposits	0	0	0
	$321,275	$221,284	$99,991

Fair Value Measurement at Reporting Date Using:

Description	2021	Quoted Price in Active Markets For Identical Assets Level 1
Securities held for sale	$417,900	$417,900
Total	$417,900	$417,900

NOTE D – FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2021, fixed assets consist of:

Furniture and fixtures	$27,102
Leasehold improvements	1,530
Less accumulated depreciation	(24,721)
	$3,911

Depreciation expense was $1,497 for the year ended December 31, 2021.

NOTE E – CAPITAL STOCK

Capital stock at December 31, 2021 consists of:

10,000 shares of no-par value common stock authorized, 7,450 issued and outstanding	$22,333

NOTE F – INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2018, generally for three years after they were filed.

	Deferred	Current	Total
Federal	$9,340	$1,244	$10,584
State	4,110	5,220	9,330
Total Provision	$13,450	$6,464	$19,914

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $384,046, which was $372,750 in excess of its required net capital of $11,296. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

NOTE H – RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company contributes 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2021, was $13,174.

NOTE I – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J – LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate. The agreement was extended through December 2021, with monthly rent at $5,096. The office lease was extended January 1,2022 through April 30,2025 with monthly rent at $5,770 for 12 months, $5,943 for the next 12 months, $6,121 for the next 12 months and $6,305 for the final 4 months.

Total rent expense including parking for 2021 was $70,641.

NOTE K – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, the Company's uninsured cash balance was $0.00.

NOTE L – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a small possibility of being involved in a lawsuit regarding withdrawals from a client's account where the client's trustees are in a dispute. There is no provision due to the non-estimable nature of the liability.

NOTE M – CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

For Year Ended December 31, 2021

	2021
Stockholders' equity from statement of financial condition	$468,900
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	468,900
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(3,911)
Prepaid expenses	(30,820)
Net capital before haircuts	434,169
Haircut on other securities	(50,123)
Net Capital	$384,046
Computation of net capital requirement	
Minimum net capital required	$11,296
Minimum dollar net capital requirement	$5,000
Excess net capital	$372,750
Aggregate Indebtedness	
Items included from statement of financial condition:	
Account payable and accrued liabilities	$169,438
Total aggregate indebtedness	$169,438
Ratio: Aggregate indebtedness to net capital	0.44 to 1

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5

For Year Ended December 31, 2021

	2021
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$397,495
Adjustments	
Increase (Decrease) in net capital	(13,450)
Rounding	0
Net capital at December 31, as adjusted	$384,045
AGGREGATED INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$155,988
Rounding	0
Increase (Decrease) in aggregate indebtedness	13,450
Total aggregate indebtedness as of December 31, as adjusted	$169,438

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Directors and Shareholders

of Liberty Capital Investment Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Liberty Capital Investment Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which Liberty Capital Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (exemption provisions) and (2) Liberty Capital Investment Corporation stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager, C.P.A., PC

March 21, 2022

2021 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2021, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2020 under section (k)(2)(ii) of the Rule:

Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Corporation.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2020 and was effective at the end of fiscal year 2021.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2020.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary Purpura   1/10/2022

Gary F. Purpura

President / Principal